UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WYETH

(Name of Subject Company (Issuer))

WYETH

(Name of Filing Person (Issuer))

Floating Rate Convertible Senior Debentures due 2024

(Title of Class of Securities)

983024AD2 and 983024AC4

(CUSIP Number of Class of Securities)

Lawrence V. Stein

Senior Vice President and General Counsel

Wyeth

Five Giralda Farms

Madison, New Jersey 07940

(973) 660-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2948

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$787,803,000	$43,959.41

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Floating Rate Convertible Senior Debentures due 2024 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount at maturity outstanding. As of June 12, 2009, there was $787,803,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $787,803,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of April 10, 1992, between Wyeth, a Delaware corporation (the “Company”) and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”), as supplemented by the Fourth Supplemental Indenture, dated as of December 16, 2003, between the Company and the Trustee (together, the “Indenture”), for the Company’s Floating Rate Convertible Senior Debentures due 2024 (the “Securities”), this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities on July 15, 2009 (the “Purchase Date”), as set forth in the Company Notice to Holders of Convertible Debentures due 2024, dated June 16, 2009 (the “Company Notice”) and the related notice materials, each as filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company will pay to or to the order of the registered holders of the Securities the put option price (the “Put Option Price”) equal to $1,000 per $1,000 principal amount at maturity of the Securities, plus accrued and unpaid interest to, but excluding, the Purchase Date, if any, upon presentation and surrender at The Bank of New York Mellon, 101 Barclay Street, 8W, New York, New York 10286, Attention: Global Corporate Finance which are required to be delivered through the transmittal procedures of The Depository Trust Company (“DTC”) as provided in the Company Notice.

Only Holders of record on July 1, 2009, the relevant interest payment record date, will be entitled to receive and retain accrued cash interest payable on their Securities accrued to, but excluding, the Purchase Date. The accrued but unpaid interest amount for the Securities is equal to the current interest rate multiplied by the number of days from the last interest payment date (January 15th and July 15th, each an “Interest Payment Date”) to, but excluding, the Purchase Date, divided by 360. Because the Purchase Date coincides with the July 15, 2009 Interest Payment Date, there should be no accrued but unpaid interest payable on the Securities on the Purchase Date, although regular interest payments will be due on the same date to all Holders of record on July 1, 2009, the regular interest payment record date. Holders who were not the record Holders of Securities on July 1, 2009 will not be entitled to receive the July 15, 2009 interest payment on the Securities.

Reference to a Security in the singular refers to a Security representing $1,000 principal amount at maturity. All of the information set forth in the Company Notice is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein. A copy of the Company Notice is filed with this Schedule TO as Exhibit (a)(1)(A). This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into cash and/or shares of common stock, $0.33 1/3 par value per share, of the Company (the “Common Stock”), if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Upon conversion of Securities, in lieu of delivering shares of Common Stock, the Company may elect to deliver to the Holders of such Securities cash or a combination of cash and shares of Common Stock. The Company intends to deliver cash upon any conversion of the Securities. The Company maintains its registered and principal executive offices at Five Giralda Farms, Madison, New Jersey 07940 and its telephone number is (973) 660-5000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option, the Annual Report of the Company on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2009, the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009, and the Current Report on Form 8-K, filed on January 29, 2009 is hereby incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Securities because, among other reasons, the consideration offered consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities, and the Company is a public reporting company that files reports electronically under EDGAR.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Securities because, among other reasons, the consideration offered consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities, and the Company is a public reporting company that files reports electronically under EDGAR.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) None.

(4) Not applicable.

(5) None.

(b) Other Material Information. The information related to the Agreement and Plan of Merger, dated as of January 25, 2009, among Pfizer Inc., Wagner Acquisition Corp. and the Company, and transactions contemplated thereby, contained in the Annual Report of the Company on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2009, the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009, and the Current Report on Form 8-K, filed on January 29, 2009 is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A) Company Notice to Holders of Floating Rate Convertible Senior Debentures due 2024, dated June 16, 2009.

(a)(1)(B) Form of Substitute Form W-9.

(a)(5) Press release issued by the Company on June 16, 2009.

(b) Not applicable.

(d)(1) Indenture, dated as of April 10, 1992, between the Company and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee, is incorporated by reference to Exhibit 4(a) of the Company’s Registration Statement on Form S-3 (File No. 33-57339), filed on January 18, 1995.

(d)(2) Fourth Supplemental Indenture, dated as of December 16, 2003, between the Company and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) is incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 (File No. 333-112450), filed on February 3, 2004.

(d)(3) Agreement and Plan of Merger, dated as of January 25, 2009, among Pfizer Inc., Wagner Acquisition Corp. and the Company, is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on January 29, 2009.

(d)(4) The Annual Report of the Company on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2009.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WYETH

By:	/s/ Gregory Norden
Name:	Gregory Norden
Title:	Senior Vice President and Chief Financial Officer

Dated:	June 16, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Floating Rate Convertible Senior Debentures due 2024, dated June 16, 2009.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press release issued by the Company on June 16, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 10, 1992, between the Company and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee, is incorporated by reference to Exhibit 4(a) of the Company’s Registration Statement on Form S-3 (File No. 33-57339), filed on January 18, 1995.

(d)(2)	Fourth Supplemental Indenture, dated as of December 16, 2003, between the Company and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) is incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 (File No. 333-112450), filed on February 3, 2004.

(d)(3)

Agreement and Plan of Merger, dated as of January 25, 2009, among Pfizer Inc., Wagner Acquisition Corp. and the Company, is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on January 29, 2009.

(d)(4)	The Annual Report of the Company on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2009.

(g)	Not applicable.

(h)	Not applicable.

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